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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

13012804

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8 - 44376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ACGM, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Avenue, 41st Floor, Suite 4103
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard A. Durkin (212) 750-4007
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/13

OATH OR AFFIRMATION

I, Gerard A. Durkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACGM, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Sworn to before me this
27th day of February, 2013
by Gerard Durkin

Notary Public

Signature

CEO

Title

GEORGE NIXON
Notary Public - State of New York
NO. 01NI6237381
Qualified in Kings County
My Commission Expires 03/21/15

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACGM, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

ACGM, INC.

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To ACGM, Inc.

We have audited the accompanying statement of financial condition of ACGM, Inc. (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

Opinion

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ACGM, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 22, 2013

ACGM, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS	
Cash	$ 159,372
Securities owned, pledged, at fair value (including $191,526 of accrued coupon interest receivable)	54,107,633
Securities purchased under agreements to resell	36,204,500
Accrued interest receivable- reverse repurchase agreements	32,301
Fees receivable	70,767
Office equipment, net	9,875
Other assets	181,102
	$ 90,765,550
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Due to broker	$ 2,435,903
Securities sold, not yet purchased, at fair value (including $360,980 of accrued coupon interest payable)	47,753,490
Securities sold under agreements to repurchase	38,466,619
Accrued interest payable- repurchase agreements	1,939
Accounts payable and accrued expenses	308,551
Due to Parent	167,684
Total liabilities	89,134,186
Stockholder's equity	
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in capital	7,385,886
Accumulated deficit	(5,755,522)
Total stockholder's equity	1,631,364
	$ 90,765,550

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

ACGM, Inc., (the "Company") is a Qualified Subchapter S corporation organized under the laws of the state of New York. Effective June 2, 2011, the Company became wholly-owned by Advanced Capital Holdings, Inc. (the "Parent").

The Company was acquired from Harold and Maya Cohen by the Parent pursuant to a stock purchase agreement dated June 28, 2010 whereby all of the outstanding common stock would be purchased by the Parent. On July 5, 2011, the Company changed its name from HKC Securities Inc. to ACGM, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in securities transactions on a fully disclosed basis through its clearing brokers. The Company also acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 22, 2013. Subsequent events have been evaluated through this date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Coupon Interest Receivable and Payable

The Company records all interest accrued on debt securities purchased or sold, not yet purchased on a trade date basis. The total accrued interest receivable and payable at December 31, 2012 was approximately $191,500 and $361,000, respectively. The Company presents its coupon interest receivable and payable with securities owned and securities sold, not yet purchased on the accompanying statement of financial condition, as they are a component of the overall trading strategy.

Payable to Clearing Broker

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the clearing broker, Industrial and Commercial Bank of China Financial Services LLC ("ICBC") pursuant to a fully disclosed clearing agreement.

1. Nature of business and summary of significant accounting policies (continued)

Payable to Clearing Broker (continued)

In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

During 2012, the firm severed its clearing relationship with JP Morgan and has ceased brokering equity transactions for customers.

Valuation of Investments in Securities and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Securities and Securities sold, not yet purchased are carried at fair value. Realized and unrealized gains and losses on securities owned, not yet purchased are included in the statement of operations.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy (continued)

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Principal Transactions

Principal transactions on the accompanying statement of operations includes net trading gain/loss on security transactions of $488,569, coupon interest income of $3,906,755 and coupon interest expense of $3,061,088 for the year ended December 31, 2012. The Company presents these items net on statement of operations as these components are part of the overall trading strategy of the Company.

Investment Banking and Advisory Fees

Investment banking and advisory fees are recorded in accordance with the terms of the investment banking and advisory agreements and, where applicable, recognized on a pro rata basis over those terms.

Office Equipment

Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets ranging from five to seven years.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

As a Qualified Subchapter S corporation the Company's income or loss will be included in the Parent's federal and state income tax returns and accordingly will be the responsibility of the Parent. Accordingly, no provision has been made for federal, state and local income taxes.

As of December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since 2009.

2. Cash and concentration of credit risk

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses from this counterparty.

3. Securities purchased under agreements to resell and securities sold under agreements to repurchase

The Company is subject to a master repurchase agreement with its clearing broker, ICBC, where by the Company enters into repurchase and reverse repurchase agreements (the "Agreements") to collateralize the execution of its proprietary trading security positions. The Agreements are recorded at their contracted resell or repurchase amounts on the accompanying statement of financial condition. The fair value and accrued interest of underlying security positions subject to these Agreements are required to exceed the principal amounts of the Agreements at all times.

At December 31, 2012, the Company had the following assets and liabilities subject to the Agreements: (i) approximately $54,108,000 of securities owned at fair value, pledged, (ii) approximately $36,205,000 of securities purchased under agreements to resell, (iii) approximately $47,754,000 of securities sold, not yet purchased, at fair value, and (iv) approximately $38,467,000 of securities sold under agreements to repurchase.

4. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Assets (at fair value)				
Securities owned, pledged, at fair value				
U.S. government obligations	$ 47,201,773	$ -	$ -	$ 47,201,773
State and municipal obligations	6,662,334			6,662,334
Other	52,000			52,000
Total securities owned, pledged	$ 53,916,107	$ -	$ -	$ 53,916,107
Liabilities (at fair value)				
Securities sold, not yet purchased, at fair value				
U.S. government obligations	$ 47,392,510	$ -	$ -	$ 47,392,510
Total securities sold, not yet purchased	$ 47,392,510	$ -	$ -	$ 47,392,510

The difference between the amounts shown above and the corresponding amounts on the statement of financial condition, is the coupon interest receivable of approximately $192,000 and coupon interest payable of approximately $361,000.

5. Office equipment

Details of office equipment at December 31, 2012 are as follows:

Computer hardware and software	$ 15,329
Less accumulated depreciation	5,454
	$ 9,875

Depreciation expense for the year ended December 31, 2012 was approximately $5,400.

6. Related party transactions

Service Agreement and Due to Parent

Pursuant to an expense sharing agreement, the Company's Parent provides various services and other operating assistance to the Company. These include personnel, professional services, physical premises, utilities, the use of fixed assets, insurance and other general and administrative services. For the year ending December 31, 2012, the total amount incurred by the Company under the expense sharing agreement was approximately $1,445,000 of which approximately $1,263,000 was forgiven and contributed as equity capital under this agreement. As of December 31, 2012, there was a balance due to the Parent of approximately $168,000.

7. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

8. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was approximately $924,000, which was approximately $674,000 in excess of its minimum requirement of $250,000.

9. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

10. Income taxes

At December 31, 2012, the Company had a net operating loss carry-forward ("NOL") of approximately $5.1 million for New York City income tax purposes, beginning to expiring in 2032. The NOL creates a deferred tax asset of approximately $484,000. The Company also recorded a valuation for the same amount due to the uncertainty of realizing the future tax benefit.

11. MF Global Bankruptcy

On October 31, 2011, MF Global Holdings Ltd., the parent of MF Global Inc. (collectively "MF Global"), a former clearing broker of the Company, filed under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court in the Southern District of New York. As a result, the SEC and the Commodities Futures Trading Commission determined that a SIPC-led bankruptcy proceeding would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act. As of October 31, 2011, the Company held approximately $106,000 in a certificate of deposit, and cash collateral of approximately $195,000 with MF Global.

In October of 2011, the Company transferred approximately $4.6 million out of its MF Global brokerage account into a bank account with Citibank. Based on the timing of this withdrawal, the Company may be subject to clawback provisions under the Chapter 11 of the U.S. Bankruptcy Code, since the transfer of funds occurred within six months of the Bankruptcy Filing. Management does not believe that these funds transferred before the bankruptcy will be subject to potential clawbacks through the bankruptcy proceedings. The financial statements do not include any adjustments for these events or uncertainties.

In January 2012, as was determined by the Trustee of MF Global, the Company recovered approximately sixty percent of net equity: $75,000 in cash held by MF Global and a certificate of deposit held by MF Global with a market value of approximately $106,000. On January 31, 2013 the court approved a settlement agreement with MF Global UK Ltd. Once the agreement is finalized, it is expected that the Trustee will make securities customers whole and distribute to the Company the remaining approximately $121,000. As of December 31, 2012, the Company had a receivable of approximately $111,000, net of $10,000 allowance, included in other assets on the accompanying statement of financial condition.

12. Commitments and contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the amount of any ultimate liability with respect to these actions will not materially affect the Company's financial statements or results of operations.

The Company is currently involved in an arbitration case with a former employee. The former employee filed an arbitration alleging breach of his employment contract after his resignation. The claim does not specify the damages sought, but does allege that the Company has not paid approximately $1,300,000 under the agreement. The Company has served an Answer to the Arbitration Claims and Affirmative Defenses & Counterclaims. In its counterclaims and affirmative defenses the Company has requested damages of not less than $5,000,000 for breach of duties and fraud, the return of all compensation paid to the former employee, and sanctions. A hearing is scheduled for May 2013. The Company has and will continue to vigorously defend itself against the former employees' claims, which it views as meritless, and to vigorously prosecute its counterclaims.